Exhibit 99.1

INX Estimates Over $125 Million Raised For The Launch Of Its Digital & Security Assets Trading Platforms

Over 7,200 retail and institutional investors participated in the world’s first SEC-registered token IPO. Final amount raised to be confirmed following approval from the Toronto Stock Exchange

New York, May 3rd, 2021 - INX Limited (“INX” or the “Company”), the blockchain-based platform for trading digital securities and cryptocurrencies, is pleased to announce today that it has officially closed the first SEC-registered token IPO with an estimated $85 million in gross proceeds from token sales, received from over 7,200 institutional and general public (retail) investors. When combined with the pending CA$39.6 million private placement ahead of its planned listing on the TSXv (reported earlier this month), and previously-closed private token sales, INX expects to have raised over $125 million for the launch and operation of the INX fully-regulated trading platform for cryptocurrencies and digital securities.

INX is the world’s first company to debut and successfully complete an SEC-registered IPO of a blockchain security token (the INX Token). This breakthrough achievement opens the path for legal, regulated and safe capital raising and trading for both enterprises and early-stage companies by issuance of security tokens as an alternative to legacy equity offerings. INX plans to enable both cryptocurrency and security token trading as well as capital raise listings of security tokens.

Shy Datika, INX Co-Founder and President has commented: “When we founded INX in 2017, we envisioned a new future of what we called ‘Capital Markets 2.0’. A vision of digital securities replacing the role of equity in the markets for capital raising and trading. Cryptocurrency exchanges are taking center stage. A revolutionary new technology is being implemented. We anticipate that the majority of financial assets will soon move onto the blockchain.”

“We have built a state-of-the-art digital asset trading platform and a strong team of over 50 top talents that we plan to grow rapidly this year. With the successful completion of our IPO, we are well positioned to execute on our vision to shape the future of capital markets with new and exciting financial instruments - based on blockchain and digital assets. I want to thank our management, partners, community and advisors for making this vision and this journey possible.”

In 2017, our vision and targets were:

●	To launch an unprecedented blockchain IPO under a prospectus filed with the SEC
●	To develop a regulated trading platform for all blockchain based assets; and
●	To raise $117 million to execute on our vision and business plan

“I am proud to share that we have now achieved these goals. We have received commitments for over $125 million in proceeds resulting from our successful sale of over 100 million INX tokens and a CA$39.6 million private placement ahead of our TSXv equity listing. (The completion of the TSXv listing is subject to the satisfaction of various standard conditions).”

The INX Token Holder Community

The company’s foundation has been built by our more than 7,200-strong community of token holders who will now work with us to introduce INX to others.

It was always our goal to find a way for investors across the income and age spectrum to have the opportunity to invest in early-stage companies, an opportunity that before INX, was largely reserved for accredited investors, private equity and venture capital companies.

We are pleased to report that we met this goal. INX Tokens were bought by retail and institutional investors in 75 countries, with more than 61,000 investors expressing interest but unable to invest in the IPO in part due to Blue Sky restrictions.

In terms of investor demographics, those aged 60+ purchased 11%, 50-59 purchased 24%, 40-49 purchased 30%, 30-39 purchased 26%, and under 30 purchased 9% of the offering. The average age of the participants was 42.

Payments for the tokens were almost evenly split with 54% from the cryptocurrencies BTC, ETH and USDC (which were converted to US dollars), and 46% coming from US dollar wires.

The token offering outside of the United States was advised by A-Labs Advisory and Finance Ltd. The private placement was in Canada managed by PI Financial Corp. and Eight Capital, and co-led by Beacon Securities Limited and Cormark Securities Inc.

For more information on INX Limited, please visit our website at www.inx.co and follow the platform on Telegram, Reddit, Instagram, Facebook, Twitter, YouTube or LinkedIn.

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About INX:

INX aims to provide a regulated trading platform for digital securities and cryptocurrencies. With the combination of traditional markets expertise and a disruptive fintech approach, INX provides state-of-the-art solutions to modern financial problems. INX is led by an experienced and dedicated team of business, finance, and technology veterans with the shared vision of redefining the world of capital markets via blockchain technology and an innovative regulatory approach.

Press Inquiries:

INX Limited

Denise Weaver

Pistol x Stamen

Tel: 310-721-6710

Email: dweaver@pistolandstamen.com

Forward-Looking Statements

Some of the statements in this press release constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “project,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “intends,” or “continue,” or the negative of these terms or other comparable terminology. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans, and strategies; statements that contain projections of results of operations or of financial condition; statements relating to the research, development, and use of our products; and all statements (other than statements of historical facts) that address activities, events, or developments that we intend, expect, project, believe, or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in greater detail in the preliminary prospectus that forms a part of the effective registration statement filed with the SEC, including under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable as of the date hereof, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise.

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